EXHIBIT 99.5

CHARTER OF THE COMPENSATION COMMITTEE

A.

Purpose: The Compensation Committee shall (1) discharge the Board’s responsibilities relating to compensation of the Company’s executives and (2) produce an annual report on executive compensation for inclusion in the Company’s proxy statement in accordance with applicable rules and regulations.

B.

Committee Membership and Procedure: The Compensation Committee shall consist of no fewer than three members. Each member of the Compensation Committee shall satisfy the independence requirements of the New York Stock Exchange. The Board shall appoint the members of the Compensation Committee annually, considering the recommendation of the Nominating/Governance Committee annually, and further considering the views of the Chairman of the Board and the Chief Executive Officer as appropriate.

The members of the Compensation Committee shall serve until their successors are appointed and qualify, and shall designate the Chairman of the Compensation Committee. The Board shall have the power at any time to change the membership of the Compensation Committee and to fill vacancies in it, subject to such new member(s) satisfying the above requirements. Except as expressly provided in this Charter or the by-laws of the Company or the Corporate Governance Guidelines of the Company, the Compensation Committee shall fix its own rules of procedure.

C.	Meetings: The Committee shall meet, either in person or telephonically, at least annually, and as necessary in the Committee’s discretion to fulfill its responsibilities.

D.	Committee Authority and Responsibilities:

(1)

The Compensation Committee shall review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO’s performance in light of those goals and objectives, and set the CEO’s compensation level based on this evaluation.

(2)

In determining the long-term incentive component of CEO compensation, the Compensation Committee should consider the Company’s performance and relative shareholder return, the value of similar incentive awards to CEOs at comparable companies, and the awards given to the Company’s CEO in past years.

(3)

The Compensation Committee shall have the sole authority to retain and terminate any compensation consultant to be used to assist in the evaluation of director, CEO or senior executive compensation and shall have sole authority to approve the consultant’s fees and other retention terms. The Compensation Committee shall also have authority to obtain advice and assistance from internal or external legal, accounting or other advisors.

(4)	The Compensation Committee shall make recommendations to the Board with respect to compensation of the other executive officers of the Company, incentive compensation plans and equity-based plans.

(5)

The Compensation Committee shall recommend ratification by the shareholders of any stock bonus, stock option or other equity-based incentive plans and will consider the recommendation of the CEO with respect to any awards under such plans, including amendments to the awards made under any such plans, and will forward such recommendations to the Board of Directors for final approval.

(6)	The Compensation Committee shall review and make recommendations with respect to performance or operating goals for participants in the Company’s incentive plans.

(7)	The Compensation Committee shall make regular reports to the Board.

(8)

The Compensation Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval. The Compensation Committee shall annually review its own performance.

(9)	The Compensation Committee may form and delegate authority to subcommittees when appropriate.

(10)	The Compensation Committee shall review and make recommendations to the Board on the overriding compensation philosophy for the Company.

(11)

The Compensation Committee shall meet annually with the CEO to receive the CEO’s recommendations concerning performance goals and the CEO’s evaluation of the Company’s progress toward meeting those goals.

(12)

The Compensation Committee shall annually review and approve, for the CEO and the senior executives of the Company, (1) employment agreements, severance arrangements, and change in control agreements or provisions, in each case, when and if appropriate, and (2) any special or supplemental benefits.

(13)	Recommend Board compensation to the Board of Directors.

E.	Evaluation: The Committee shall, on an annual basis, conduct a performance evaluation of its activities in the prior time period and shall review the adequacy of this charter.

Dated:	December 9, 2002

Revision: December 9, 2003